

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Brendan Jones
Chief Executive Officer
Blink Charging Co.
605 Lincoln Road, 5th Floor
Miami Beach, FL 33139

> **Re: Blink Charging Co.**
> **Registration Statement on Form S-3**
> **Filed October 20, 2023**
> **File No. 333-275123**

Dear Brendan Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Spencer Feldman